FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

Fosters Brewing

82-1711

FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

With Compliments


05005065

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.



PROCESSING SECTION
RECEIVED
JAN 0 4 2005
185
SEC MAIL
WASH., D.C.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	33,698,364	2,900,000
4	Total consideration paid or payable for the shares	$158,704,027	$15,925,060

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $5.50 Date: 08 Dec 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $5.50 Lowest price paid: $5.48 Highest price allowed under rule 7.33: $5.78

Dlw 1/11

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	163,401,636

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13-Dec-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.



PROCESSING
SECTION
JAN 0 4 2005
WASH., D.C.
185

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	36,598,364	1,079,992
4	Total consideration paid or payable for the shares	$174,629,087	$5,928,508

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $5.50 date: 8-12-2004 lowest price paid: $4.33 date: 6-04-2004	highest price paid: $5.49 lowest price paid: $5.48 highest price allowed under rule 7.33: $5.77

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	162,321,644

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14-12-2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	37,678,356	1,566,857
4	Total consideration paid or payable for the shares	$180,557,595	$8,617,243

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $5.50 date: 8-12-2004 lowest price paid: $4.33 date: 6-04-2004	highest price paid: $5.50 lowest price paid: $5.49 highest price allowed under rule 7.33: $5.77

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	160,754,787

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15-12-2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

21 December 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with the ASIC today.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
FOSTER'S GROUP LIMITED

ACN / ABN
007 620 886

Corporate Key

Lodgment details

Who should ASIC contact if there is a query about this form?

Name
George Sakoufakis

ASIC registered agent number (if applicable)
7717

Telephone number
(03) 9633 2109

Postal address
Level 5, 77 Southbank Boulevard
SOUTHBANK, VIC 3006

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
ROBERT KEITH DUDFIELD

Capacity
☐ Director
☒ Company secretary

Signature
R.K. Dudfield

Date signed
21 / 12 / 2004
D M Y

Lodgment

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841
Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).
Completion of this table is optional

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ orfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	9,559,753	$ 52,156,747

arliest date of change

lease indicate the earliest date that any of the above changes occurred

21 / 12 / 2004
D M Y